UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 1, 2015

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits 4.1 through 4.4 and 5.1 through 5.2 are hereby incorporated by reference into this report on Form 6-K.

This report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-202409) dated March 2, 2015 and the prospectuses incorporated therein.

Exhibit List

Exhibit No.	Description

Exhibit 4.1	Senior Indenture dated June 1, 2015, among ArcelorMittal, Wilmington Trust, National Association and Citibank, N.A.

Exhibit 4.2	First Supplemental Indenture dated June 1, 2015 among ArcelorMittal, Wilmington Trust, National Association and Citibank, N.A.

Exhibit 4.3	Form of Global Note 2020, dated June 1, 2015 (included in Exhibit 4.2).

Exhibit 4.4	Form of Global Note 2025, dated June 1, 2015 (included in Exhibit 4.2).

Exhibit 5.1	Opinion of Elvinger, Hoss & Prussen as to the validity of the debt securities under Luxembourg law.

Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the debt securities under New York law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2015

By:	/s/ HENK SCHEFFER
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 4.1	Senior Indenture dated June 1, 2015, among ArcelorMittal, Wilmington Trust, National Association and Citibank, N.A.

Exhibit 4.2	First Supplemental Indenture dated June 1, 2015 among ArcelorMittal, Wilmington Trust, National Association and Citibank, N.A.

Exhibit 4.3	Form of Global Note 2020, dated June 1, 2015 (included in Exhibit 4.2).

Exhibit 4.4	Form of Global Note 2025, dated June 1, 2015 (included in Exhibit 4.2).

Exhibit 5.1	Opinion of Elvinger, Hoss & Prussen as to the validity of the debt securities under Luxembourg law.

Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the debt securities under New York law.